Preliminary Non-binding Proposal to Acquire Cloopen Group Holding Limited

December 22, 2025

The Board of Directors
Cloopen Group Holding Limited (the "Company")
16/F, Tower A, Fairmont Tower
33 Guangshun North Main Street
Chaoyang District, Beijing 100102
The People's Republic of China

Ladies and Gentlemen:

We, Mr. Changxun Sun, the chief executive officer of the Company and Trustbridge Partners VII, L.P. (collectively, the "Buyer Group", "we" or "us"), acting for ourselves and on behalf of our respective affiliated funds and any of our or their nominee entities, are pleased to submit this preliminary non-binding proposal to acquire all of the outstanding Class A ordinary shares and Class B ordinary shares of the Company (the "Ordinary Shares") and the American Depositary Shares of the Company (the "ADSs", each ADS representing six Class A ordinary shares) that are not already beneficially owned by the Buyer Group or their affiliates in a privatization transaction (the "Acquisition"), as described below.

We believe that our proposal provides a very attractive opportunity to the Company's shareholders. Our proposal values the Company at approximately the US$ 155.92 million (equivalent to RMB 1,100 million, calculated based on the exchange rate on December 12, 2025, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System), representing a premium of 51.23% to the Company's closing price on the last trading day, and a premium of 74.87% and 86.22% to the volume-weighted average closing price during the last 15 and 30 trading days, respectively.

1. <u>Consortium</u>. We have agreed to work together with each other as a buyer consortium in pursuing the Acquisition, and will form an acquisition company for the purpose of implementing the Acquisition.

2. <u>Purchase Price</u>. The consideration payable for each Ordinary Share, par value US$0.0001 per share, of the Company will be US$0.4940 in cash, or US$2.9641 in cash for each ADS (in each case, other than those Ordinary Shares or ADSs held by us or our affiliates that may be rolled over in connection with the Acquisition).

3. <u>Funding</u>. We intend to finance the Acquisition with a combination of equity and debt capital. Equity financing would be provided by the Buyer Group in the form of rollover equity in the Company and cash contributions from us, and we expect definitive commitments by financial institutions for the required debt to be in place when the Definitive Agreements (as defined below) are signed.

4. <u>Due Diligence</u>. We have engaged Han Kun Law Offices as international legal counsel to our buyer consortium. We believe that we will be in a position to complete customary legal, financial and accounting due diligence for the

Acquisition in a timely manner with the full cooperation of the Company, and in parallel with discussions on the Definitive Agreements.

5. <u>Definitive Agreements</u>. We are prepared to promptly negotiate and finalize definitive agreements (the "<u>Definitive Agreements</u>") in connection with the Acquisition and related transactions. These documents will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6. <u>Process</u>. We believe that the Acquisition will provide superior value to the Company's shareholders. We recognize that the Company's Board of Directors (the "<u>Board</u>") will evaluate the Acquisition independently before it can make its determination to endorse it. Given the involvement of Mr. Changxun Sun and Trustbridge Partners VII, L.P. in the Acquisition, we appreciate that the independent members of the Board will proceed to consider the Acquisition. The members of the Buyer Group and their respective affiliates collectively own approximately 20.32% of the issued and outstanding Ordinary Shares of the Company and approximately 53.98% of the Company's voting power. In considering our offer, you should be aware that we are interested only in acquiring the outstanding Ordinary Shares that are not currently owned by us or our affiliates, and we do not intend to sell any Ordinary Shares owned by us or our affiliates to any third party during the Acquisition.

7. <u>Confidentiality</u>. We expect the Company to make a public announcement in connection with receiving our proposal. However, we are sure you will agree with us that it is in all of our interests to ensure that we otherwise proceed in a strictly confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.

8. <u>No Binding Commitment</u>. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

[*signatures begin on next page*]

Sincerely,

/s/ Changxun Sun
Changxun Sun

Trustbridge Partners VII, L.P.

By: /s/ LIN Ning David
Name: LIN Ning David
Title: Authorized Signatory